SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. _________)

                         China Organic Agriculture, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    16943A103
                                 (CUSIP NUMBER)

                                    Xirong Xu
                              c/o Vincent J. McGill
                             Eaton & Van Winkle LLP
                                  3 Park Avenue
                            New York, New York 10016
                                 (212) 779-9910
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 4, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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

                                  SCHEDULE 13D

CUSIP NO.: 16943A103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Xirong Xu
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO*
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CHINA
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               7     SOLE VOTING POWER

                     20,282,353
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            20,282,353
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,282,353 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.7%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

----------
      * The Reporting Person received the subject shares in exchange for shares of stock of China Organic Agriculture Limited in connection with the Merger Transaction (defined below), as further described in Items 2 and 3 below.
      ** Based upon 73,157,232 shares of Issuer's Common Stock issued and outstanding as of September 4, 2008.


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

Introduction.

On September 4, 2008, China Organic Agriculture, Inc. (the "Company") issued 18,282,353 shares of its common stock to Xirong Xu in exchange for the surrender and cancellation of its promissory note in the principal amount of $6,216,000 issued in connection with the acquisition of the Bellisimo Vineyard in February 29 2008. Xu previously held 2,000,000 shares. He now owns 20,282,353 shares.

Item 1. Security and Issuer.

      This statement relates to the Common Stock of the Company, with its principal executive offices at Shennan Zhong Road, PO Box 031-072, Shenzhen, China 518000

Item 2. Identity and Background.

            (a) Xirong Xu ("Xu"), as Reporting Person.

            (b) Xu's principal business is conducted at the following address:
No. 1187-18 Huangshi Road, Port of Huangshi District, Huangshi City Hubei Province, China

            (c) Xu has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (d) Xu has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (e) Xu is a citizen of the People's Republic of China.

Item 3. Source and Amount of Funds.

      On September 4, 2008, China Organic Agriculture, Inc. (the "Company") issued 18,282,353 shares, representing approximately 25 %, of its outstanding common stock, to Xirong Xu in exchange for the surrender and cancellation of its promissory note in the principal amount of $ 6,216,000 issued in connection with the acquisition of the Bellisimo Vineyard in February 29 2008. Xu has previously held 2,000,000 shares bringing the total amount to 20,282,353 shares.

Item 4. Purpose of Transaction.

      COA is a holding company that owns all of the issued and outstanding stock of Jilin Songyuan City ErMaPao Green Rice Limited ("ErMaPao"), a leading agricultural processing enterprise in Jilin Province engaged in the business of rice production and processing. As a result of the Merger Transaction, COA became a wholly owned subsidiary of the Company, which, in turn, made the Company the indirect owner of ErMaPao.


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

      The purpose of the Merger Transaction was to acquire an indirect controlling interest in ErMaPao in order to focus ErMaPao on Chinese domestic market expansion in the short- to mid-term, and to expand its market to overseas countries as a long-term strategic goal.

Item 5. Interest in Securities of the Issuer.

            (a) Xu owns 20,282,353 shares of Common Stock of the Company, which constitutes 19.6% of the issued and outstanding shares of the Company's Common Stock.

            (b) Xu has the sole power to vote or dispose of 20,282,353 shares of the Company's Common Stock held in his name.

            (c) Other than the merger Transaction described in this Schedule 13D, the Reporting Person has not effected any transaction involving the Company's securities within the sixty (60) preceding days.

            (d) No other person has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

            (e) Not Applicable.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 24, 2008                                     /s/Xirong Xu
                                                       -------------------------
                                                       Xirong Xu


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